Jane Wang
Senior Vice President and Chief Financial Officer

August 29, 2024

William Schroeder
John Spitz
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:    Loews Corporation
    Form 10-K for the fiscal year ended December 31, 2023
    File No. 1-06541

Dear Mr. Schroeder and Mr. Spitz:

    We acknowledge receipt of the letter of comment dated August 15, 2024 from the Securities and Exchange Commission (the “Comment Letter”) with regard to the above-referenced filing.

    Our responses to the Comment Letter are set forth below. We have numbered our responses to those used in the Comment Letter and have included the Staff’s comments for ease of reference. Loews Corporation and its subsidiaries are referred to as the “Company” or “Loews.”

Form 10-K for fiscal year ended December 31, 2023
Property & Casualty Operations, page 47
1.    We note your disclosure of “underlying loss ratio” and “underlying combined ratio” on page 47, which are presented as “loss ratio excluding catastrophes and development” and “combined ratio excluding catastrophes and development,” respectively, in the table on page 48. Please tell us how you determined that these ratios do not constitute non-GAAP financial measures considering these measures exclude the impact of catastrophe losses and development-related items. Refer to Rule 101(a) of Regulation G and Question 100.05 of the Division of Corporation Finance's C&DI on Non-GAAP Financial Measures. Please revise future filings as applicable, also ensuring consistent use of terminology.

9 WEST 57TH STREET, NEW YORK, NY 10019 | WWW.LOEWS.COM

Division of Corporation Finance
August 29, 2024

Response:

The Company has not historically viewed the underlying loss ratio and the underlying combined ratio (collectively, the “underlying ratios”) as non-GAAP measures, because the ratios from which they are derived (the loss ratio and the combined ratio, respectively) are not presented in the statement of income, balance sheet, or statement of cash flows. Rule 101(a) of Regulation G, and Item 10(e) of Regulation S-K define a non-GAAP measure as (emphasis added):

“A numerical measure of a registrant's historical or future financial performance, financial position or cash flows that: (i) Excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or (ii) Includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.”

The Company’s disclosures are transparent about the fact that the underlying ratios exclude the effects of catastrophes and development-related items, and those excluded impacts are separately quantified in the tables presented on page 48 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, alongside the loss ratio and the combined ratio. These tables allow a user of the financial statements to reconcile to the loss ratio and the combined ratio, thus ensuring clarity of the disclosure.

Notwithstanding the above, in response to the Staff’s comment, reconsideration of the nature of the underlying loss ratio and underlying combined ratio, and in order to further the reader’s understanding of the underlying ratios, the Company will treat these ratios as non-GAAP in future filings and therefore intends to make certain additional disclosures in its Quarterly Report on Form 10-Q for the fiscal quarter ending September 30, 2024 (underlined below):

“In evaluating the results of Property and Casualty Operations, CNA utilizes the loss ratio, the underlying loss ratio, the expense ratio, the dividend ratio, the combined ratio and the underlying combined ratio. These ratios are calculated using GAAP financial results. The loss ratio is the percentage of net incurred claim and claim adjustment expenses to net earned premiums. The underlying loss ratio excludes the impact of catastrophe losses and development-related items from the loss ratio. Development-related items represent net prior year loss reserve and premium development, and includes the effects of interest accretion and change in allowance for uncollectible reinsurance and deductible amounts. The expense ratio is the percentage of insurance underwriting and acquisition expenses, including the amortization of deferred acquisition costs, to net earned premiums. The dividend ratio is the ratio of policyholders' dividends incurred to net earned premiums. The combined ratio is the sum of the loss, expense and dividend ratios. The underlying combined ratio is the sum of the underlying loss ratio, the expense ratio and the dividend ratio.

The underlying loss ratio and the underlying combined ratio are deemed to be non-GAAP financial measures and management believes some investors may find these ratios useful to evaluate CNA’s underwriting performance since they remove the impact of catastrophe losses which are unpredictable as to timing and amount, and development-related items as they are not indicative of CNA’s current year underwriting performance.”

Additionally, the Company will ensure that the comparable GAAP measures are more prominent in its presentation of these non-GAAP financial measures, including the reconciliation from GAAP to

Division of Corporation Finance
August 29, 2024

non-GAAP. Finally, the Company advises the Staff that, beginning with its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, it replaced any instances of “loss ratio excluding catastrophes and development” and “combined ratio excluding catastrophes and development” with “underlying loss ratio” and “underlying combined ratio,” respectively. As such, the captioning used within the tabular disclosures conforms to the language used in the above narrative disclosures.

Altium Packaging, page 104
2.    We note your disclosure on page 5 that you own 53% of Altium Packaging in addition to your disclosure on page 104 that you deconsolidated this subsidiary in 2021 when you sold approximately 47% of Altium Packaging to GIC. Please explain in further detail the “certain participating rights with GIC related to capital allocation and other decisions” and any other terms of the sale to GIC that resulted in your accounting for your investment in Altrium Packaging under the equity method of accounting, effective April 1, 2021.

Response:

As noted by the staff and as previously disclosed by the Company, on April 1, 2021, Loews sold 47% of its interest in Altium Packaging (“Altium”) to GIC, Singapore’s sovereign wealth fund, with Loews retaining a 53% equity interest.

In evaluating the accounting for its investment in Altium after the sale to GIC, the Company first concluded that Altium was not a variable interest entity. Therefore, the Company evaluated potential consolidation of Altium using the voting interest entity guidance in ASC 810. Under the voting interest entity guidance, an entity which owns more than 50 percent of the outstanding voting shares of another entity is presumed to have the ability to control the entity and would be expected to consolidate the other entity (ASC 810-10-15-8). However, if the noncontrolling partner has substantive participating rights in the management of the entity, this would “…overcome the presumption that the investor with a majority voting interest … shall consolidate its investee…” (ASC 810-10-25-11).

The ASC 810-10 – Glossary – defines participating rights (voting interest entity definition) as follows (emphasis added):

“Participating rights allow the limited partners or noncontrolling shareholders to block or participate in certain significant financial and operating decisions of the limited partnership or corporation that are made in the ordinary course of business. Participating rights do not require the holders of such rights to have the ability to initiate actions.”

In connection with the sale, the Altium operating agreement was amended to reflect the new ownership structure. Among other things, GIC was granted approval rights in several actions that are part of Altium’s ordinary course of business, including, among other things, acquisitions and capital structure as follows:

Any individual acquisition or sale (whether by merger, consolidation or otherwise) of a business with a purchase price in excess of $75 million.

Any incurrence of indebtedness for borrowed money that would result in a leverage ratio exceeding 6.0x, with certain exceptions.

Acquisitions: The Company considered in its assessment the guidance in ASC 810-10-55-1(a) when evaluating the rights related to acquisitions (and dispositions), which states, in part (emphasis added):

Division of Corporation Finance
August 29, 2024

“The rights of the noncontrolling shareholder or limited partner relating to the approval of acquisitions and dispositions of assets that are expected to be undertaken in the ordinary course of business may be substantive participating rights. Rights related only to acquisitions that are not expected to be undertaken in the ordinary course of the investee’s existing business usually are protective and would not overcome the presumption of consolidation by the investor with a majority voting interest or limited partner with a majority of kick-out rights through voting interests in its investee. Whether a right to approve the acquisition or disposition of assets is in the ordinary course of business should be based on an evaluation of the relevant facts and circumstances………”

During the three years preceding April 1, 2021, Altium had acquired seven businesses and there was an expectation that it would continue to grow through future acquisitions. Acquisitions, both before and after April 1, 2021, exceeded the aforementioned $75 million threshold. Altium has also pursued, but not closed upon, multiple other transactions that similarly exceeded that threshold. Accordingly, the Company concluded that acquisitions above the stated threshold were expected to be undertaken in the ordinary course of business and that the right to approve such acquisitions is a substantive participating right.

Leverage ratio: The Company considered in its assessment the guidance in ASC 810-10-55-1(b) when evaluating the leverage ratio, which states (emphasis added):

“Existing facts and circumstances should be considered in assessing whether the rights of the noncontrolling shareholder or limited partner relating to an investee’s incurring additional indebtedness are protective or participating rights. For example, if it is reasonably possible or probable that the investee will need to incur the level of borrowings that requires noncontrolling shareholder or limited partner approval in its ordinary course of business, the rights of the noncontrolling shareholder or limited partner would be viewed as substantive participating rights.”

The Company believes that it is “reasonably possible that the investee will need to incur the level of borrowing that requires noncontrolling shareholder approval….in its ordinary course of business.” This is, in large part, due to Altium’s acquisitive nature, as previously discussed. Altium evaluates the cost of both debt and equity as it conducts its business, including acquisitions. It is reasonably possible that Altium’s financing strategy could be more weighted toward debt, causing the leverage ratio to be exceeded. Altium has evaluated several acquisitions that would have required leverage above the threshold, which is common among Altium’s industry peers. Accordingly, the Company concluded that the right over approval of borrowings exceeding the leverage ratio was reasonably possible in the normal course of business and is a substantive participating right.

In addition, while Loews owns 53% of Altium’s equity, it only holds 50% of the board seats, which does not constitute a majority vote necessary for board actions. Altium’s Board of Directors consists of 6 members: Altium’s CEO, who is not a related party of Loews, two members designated by GIC, and three members designated by Loews. GIC also has approval rights for any appointment of the Chief Executive Officer or Chief Financial Officer of Altium.

Given these facts, Loews concluded that GIC has significant participating rights in Altium’s operations. Consistent with the guidance in ASC 810-10-25-11, the Company believes that the existence of the aforementioned rights precludes a conclusion that it should consolidate Altium despite its 53% ownership interest. Consequently, Loews’s investment in Altium is accounted for under the equity method effective April 1, 2021.

Division of Corporation Finance
August 29, 2024

    We acknowledge that the Company and its management are responsible for the adequacy and accuracy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

    We appreciate the opportunity to reply to the Staff’s comments. Please do not hesitate to contact me at (212) 521-2140 should you have additional questions.

Very truly yours,

/s/ Jane Wang
Jane Wang
Senior Vice President and Chief Financial Officer
Loews Corporation